CHASE ISSUANCE TRUST

Class A(2007-5)

Transaction Summary

(REOPEN)

Issuing Entity:	Chase Issuance Trust

Notes Offered:	Class A(2007-5)

Principal Amount:	$120,000,000

Interest Rate:	One Month LIBOR +0.04% p.a.

Expected Issuance Date:	May 22, 2007

First Interest Payment Date:	June 15, 2007

Interest Payment Dates:	monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

Scheduled Principal Payment Date:	March 15, 2017

Legal Maturity Date:	March 15, 2019

Price to Public:	$120,000,000 (or 100.000%)

Underwriting Discount:	$420,000 (or 0.350%)

Proceeds to the Issuing Entity:	$119,580,000 (or 99.650%)

Selling Concessions:	0.210%

Reallowance:	0.105%

Weighted Average Life:	9.814 years

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

Anticipated Ratings: (Moody’s/Standard & Poor’s/Fitch)	Aaa/AAA/AAA

Lead Underwriter:	J.P. Morgan Securities Inc.

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 834-4154 (call collect) or emailing Lizmary Rodriguez at lizmary.rodriguez@jpmorgan.com.